NAME OF REGISTRANT: Builders FirstSource, Inc.

NAME OF PERSON RELYING ON EXEMPTION: Green Century Equity Fund

ADDRESS OF PERSON RELYING ON EXEMPTION: 114 State Street, Suite 200, Boston, MA 02109

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Shareholder Proposal No. 4 on Builders FirstSource, Inc.’s 2022 Proxy Statement:

Adopt Greenhouse Gas Emissions Reduction Targets

Builders FirstSource, Inc. Symbol: BLDR

Filed by: Green Century Equity Fund

Green Century Capital Management, Inc., the investment advisor to the Green Century Equity Fund, seeks your support for the climate-related proposal filed at Builders FirstSource Inc. (hereby referred to as “the Company”) in the 2022 proxy statement asking the Company to adopt short, medium, and long-term science-based greenhouse gas emissions reduction targets, inclusive of emissions from its full value chain, in order to achieve net-zero emissions by 2050 or sooner and to effectuate appropriate emissions reductions prior to 2030. The Proponent believes taking such action would serve the long-term interests of the Company by mitigating potential supply chain and operational risks and while addressing shareholder concerns.

Resolved: Shareholders request that Builders FirstSource adopt short, medium, and long-term science-based greenhouse gas emissions reduction targets, inclusive of emissions from its full value chain, in order to achieve net-zero emissions by 2050 or sooner and to effectuate appropriate emissions reductions prior to 2030.

Supporting Statement: In assessing targets, proponents recommend, at management’s discretion:

•	Consideration of approaches used by advisory groups such as the Science Based Targets initiative;
•	Adopting emissions reduction targets inclusive of all GHG Protocol-defined sources of Scope 3 emissions—including from deforestation and forest degradation—that align with limiting temperature increases to 1.5° Celsius;
•	Within the Company’s operations, setting goals for renewable energy sourcing, energy efficiency improvements, and transitioning to zero emissions vehicles.

RATIONALE FOR A “YES” VOTE

1.	Supply chain risk – Physical risks caused by climate may impact the health of forests from which Builders FirstSource obtains its wood. Additional pressures caused by deforestation and primary forest degradation may impact lumber and sheet lumber supply and have a substantive financial or strategic impact on the Company.

2.	Operational risk – Increasing frequency and strength of severe weather events associated with climate change may disrupt in-store sales, manufacturing of building materials, and on-site construction activities leading to decreased revenue.

3.	Failure to meet investor expectations for climate risk mitigation – Investors are expecting companies to set targets for mitigating climate risk, such as setting science-based greenhouse gas emission reduction targets aligned with achieving net-zero emissions by 2050 and limiting warming to 1.5 degrees Celsius.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; Green Century Equity Fund is not able to vote your proxies, nor does this communication contemplate such an event. Green Century Equity Fund urges shareholders to vote for Proposal No. 4 following the instruction provided on the management’s proxy mailing.

INTRODUCTION

In 2018, the Intergovernmental Panel on Climate Change (IPCC) advised that greenhouse gas emissions must be reduced 45% by 2030 and reach net zero by 2050 to limit warming to 1.5° Celsius, prevent the worst consequences of climate change and meet the goals of the Paris Agreement.1 A more recent IPCC report2 finds that climate change will likely lead to “widespread, pervasive impacts to ecosystems” that can be increasingly attributed to human causes.3 The report further states, with high confidence, that “economic damages from climate change have been detected in climate-exposed sectors” making specific reference to impacts on forestry.4

Timber and wood products are among the leading drivers of deforestation5 and forest degradation.6 Deforestation and forest degradation are responsible for approximately 15 percent of global greenhouse gas emissions and are the second leading cause of global warming, second only to the burning of fossil fuels.7

Greenhouse gas emissions from Builders FirstSource’s operations and upstream and downstream sources, contribute to a warming climate which is leading to increasingly severe weather in many parts of the United States and Canada.8 By failing to reduce its own emissions, the Company may be elevating its own supply chain and operational risks. In furtherance of reducing its risk, Builders FirstSource could play a more active role in protecting the forests from which its sources its wood products. However, the Company has not yet seized the opportunity to mitigate its climate risk, implement strong forest stewardship policies, or reduce its emissions with the scope, rigor and urgency that climate experts say is needed.9

Builders FirstSource does not account for supply chain risk from deforestation or forest degradation. Quantifying its forest-related emissions would help the Company better understand its risks.

Builders FirstSource derives a significant amount of its profit from selling lumber and lumber sheet goods. In 2021, lumber and lumber sheet goods represented 42.3% of Company’s total net sales10 and in 2020 the figure was 36%.11 A changing climate has the potential to significantly disrupt the Company’s lumber supply chain because, according to the US Environmental Protection Agency, “a changing climate may worsen many of the threats to forests, such as pest outbreaks, fires, human development, and drought” as well as cause “extreme precipitation and flooding.”12

Despite this, the Company has not quantified emissions resulting from timber harvesting or overall forest management, nor has it acknowledged in its 10-K that climate change may threaten the forests from which it sources lumber.13 Builders FirstSource could proactively manage this risk by implementing a no deforestation/forest degradation policy, which would signal to suppliers that maintaining healthy and resilient forests is a priority for the Company.

Lowe’s, a Builders FirstSource competitor, discloses that physical risks from increased ecosystem vulnerability may impact timber supply and have a substantive financial or strategic impact on the business, noting that the probability of experiencing these impacts is “more likely than not,” and that potential revenue losses could range between at 180 to 220 million dollars.14

Builders FirstSource’s current strategy of managing its wood product supply chain risk through third party certification of sustainable forest management practices may not be adequate to mitigate its risk. The Company notes in its 202110-K that approximately 90% of its purchased wood was certified as sustainably-sourced by the Sustainable Forestry Initiative (SFI) and that it “prioritize[s] sourcing Sustainable Forestry Initiative (“SFI”) certified wood.”15

However, SFI certification is increasingly considered an insufficient safeguard to ensure sustainability, particularly in at-risk geographies. A recent assessment of the SFI by the Natural Resources Defense Council entitled “SFI Offers Greenwashing of Unsustainable Logging” notes that the organization’s standards, updated as recently as 2022, fail to protect primary forests (i.e. forests that have never been logged), and points out that the “SFI Certified Sourcing” label covers wood products from logging operations without any SFI-certifications (or stronger certifications) to bear the SFI logo, as long as certain vague requirements are met.16 This means Builders FirstSource may be sourcing wood products associated with deforestation or forest degradation.

A more credible certification label is offered by the Forest Stewardship Council (FSC), which was created in the 1990s by environmental groups, human rights organizations, and forestry companies.17 The FSC is a certification system that is widely accepted by leading environmental organizations18,19,20,21 and provides a robust approach to enhancing forest management in areas such as Canada where Builders FirstSource sources a portion of its lumber and lumber products. Additionally, research from the non-profit, Ecotrust, and the University of Washington has found that FSC certified forests stored 30% more carbon on average than other managed forests.22

A more meaningful wood sourcing approach would include a commitment to end wood sourcing from primary forests, and to source only FSC-certified lumber from geographies at risk while moving towards heightened FSC certification for all sourced lumber.

Risks associated with climate change may negatively impact Builder FirstSource’s operations.

In its 10-K, Builders FirstSource appropriately identifies the threat of climate change as an operational risk. The Company states that “increasing frequency and strength of severe weather events associated with climate change may disrupt in-store sales, manufacturing of building materials and on-site construction activities leading to decreased revenue.”23

Given the breadth of the Company’s geographic footprint, with more than 550 locations24 in more than 40 states,25 Builders FirstSource stores and construction services may be vulnerable to a range of severe weather events. In 2021, regions across the United States, including many areas in which Builders FirstSource operates,26 experienced weather extremes. For example, the South was threatened by an above-normal hurricane season – the sixth in a row.27 California experienced the second largest wildfire in its history;28 an ice storm in Texas left millions without power;29 and high temperatures in areas of the Pacific Northwest shattered modern history records.30 Builders FirstSource rightly states that climate change could “impact our financial condition, operating results and cash flows,” but it has not yet taken comprehensive steps to lessen its own contributions to the growing impacts of climate change.31

Builders FirstSource’s indeterminate timeline for quantifying and disclosing its Scope 1, 2, and 3 emissions and setting science-based targets risks failing to meet investor expectations.

Large asset managers have increasingly focused on how investee companies are addressing climate risk, including how they account for their full value chain’s greenhouse gas emissions and whether they have adopted plans to significantly reduce emissions. In their most recent proxy voting guidelines, top Builders FirstSource investors, BlackRock,32 Fidelity,33 and Vanguard,34 quite clearly expect that issuers will publish reports aligned with the Task Force on Climate-related Financial Disclosures in order to facilitate “disclosing strategy, risk management, governance, metrics, and targets”.35

In his 2022 letter to CEOs, BlackRock CEO Larry Fink, stated that “we are asking [investee] companies to set short-, medium-, and long-term targets for greenhouse gas reductions. These targets, and the quality of plans to meet them, are critical to the long-term economic interests of your shareholders.”36

Builders FirstSource acknowledges in its management statement that it has yet to calculate its Scope 1 and Scope 2 emissions, i.e., the emissions under its direct control and emissions related to its purchased energy, respectively.37 However, the Company’s concedes that it will not even have its own emissions quantified until sometime in 2023, and its Scope 3 emissions, which are inclusive of sources ranging from transportation and distribution to purchased goods and services (e.g. lumber), will be delivered in the “near term”, but no deadline is provided.38

Nearly 3,000 companies have already engaged with the Science Based Targets initiative (SBTi), which is a partnership between CDP, the UN Global Compact, the World Resources Institute (WRI), and the World Wide Fund for Nature (WWF) that works with companies to set ambitious climate goals aligned with the Paris Agreement.39 Approximately half of the companies working with the SBTi have already announced their science-based greenhouse gas emissions reduction targets and the other half will announce targets within the next two years.40 Among these companies is Builders FirstSource’s competitor, Lowe’s.41,42

While setting a science-based target is the overarching goal called for in the proposal, the proposal also requests that the Company set sub-goals by adopting metrics, targets, and deadlines for sourcing renewable energy, increasing the energy efficiency of its operations, and procuring zero emission vehicles. Builders FirstSource could join the 60 percent of its Fortune 500 peers43 that have already set at least one target related to greenhouse gas emission reductions, energy efficiency, renewable energy sourcing, and/or net-zero emissions.44

CONCLUSION

While Builders FirstSource has begun to incorporate more sustainability into its operations, it has much work yet to do. This proposal provides shareholders the opportunity to weigh in on how climate change, an issue of broad societal impact, creates risk to Builders FirstSource and its shareholders.

More fully accounting for its climate change risk throughout its value chain, including risk due to deforestation and forest degradation, may better prepare the Company to effectively manage these multiple material risks. Additionally, setting science-based targets would signal to investors that the Company is serious about reducing the emissions from its full value chain.

Shareholders are urged to vote FOR the proposal asking Builders FirstSource to adopt science-based targets for its full value and account for emissions and risks associated with its supply chain.

For questions regarding this proposal, please contact Andrea Ranger, Green Century Capital Management, aranger@greencentury.com.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; Green Century Equity Fund is not able to vote your proxies, nor does this communication contemplate such an event. Green Century Equity Fund urges shareholders to vote for Item No. 4 following the instruction provided on the management’s proxy mailing.

_____________________________

1 https://www.ipcc.ch/2018/10/08/summary-for-policymakers-of-ipcc-special-report-on-global-warming-of-1-5c-approved-by-governments/

2 https://www.ipcc.ch/report/ar6/wg2/downloads/report/IPCC_AR6_WGII_FinalDraft_FullReport.pdf

3 https://www.ipcc.ch/report/ar6/wg2/downloads/report/IPCC_AR6_WGII_SummaryForPolicymakers.pdf; Page 13.

4 Ibid.

5 https://ourworldindata.org/what-are-drivers-deforestation

6 https://www.forestcarbonpartnership.org/sites/fcp/files/DriversOfDeforestation.pdf_N_S.pdf. Page 9.

7 https://www.forestcarbonpartnership.org/what-redd

8 https://www.ipcc.ch/site/assets/uploads/2018/03/SREX-Chap3_FINAL-1.pdf. Pages 134, 137, 138, 142, 170.

9 https://www.sec.gov/Archives/edgar/data/1316835/000119312522127678/d650787ddef14a.htm

10 https://www.sec.gov/ix?doc=/Archives/edgar/data/1316835/000156459022007980/bldr-10k_20211231.htm#ITEM_1A_RISK_FACTORS

11 https://www.sec.gov/ix?doc=/Archives/edgar/data/0001316835/000156459021009308/bldr-10k_20201231.htm; Page 12.

12 https://19january2017snapshot.epa.gov/climate-impacts/climate-impacts-forests_.html

13 https://www.sec.gov/ix?doc=/Archives/edgar/data/0001316835/000156459022007980/bldr-10k_20211231.htm

14 https://corporate.lowes.com/our-responsibilities/corporate-responsibility-reports-policies/lowes-wood-policy

15 https://investors.bldr.com/static-files/aa4eadb2-12b2-4383-891e-4f8f812e3905

16 https://www.nrdc.org/experts/courtenay-lewis/sfi-offers-more-greenwashing-unsustainable-logging-0

17 https://www.nrdc.org/sites/default/files/thousand-cuts-wood-sourcing-canadas-boreal-report.pdf. Page 10.

18 https://www.nrdc.org/sites/default/files/thousand-cuts-wood-sourcing-canadas-boreal-report.pdf

19 https://www.sierraclub.org/forests/forest-certification-green-building

20 https://www.worldwildlife.org/stories/want-to-help-save-the-world-s-forests-look-for-the-fsc-logo-when-you-shop

21 https://davidsuzuki.org/project/boreal-forest/

22 https://www.mdpi.com/1999-4907/9/8/447/htm. Section 3.3.

23 https://www.sec.gov/ix?doc=/Archives/edgar/data/0001316835/000156459022007980/bldr-10k_20211231.htm

24 https://bldrtn.com/history/#:~:text=Publicly%20traded%20on%20the%20NYSE,both%20acquisitions%20and%20internal%20investment.

25 https://www.bldr.com/location/all-locations

26 https://bldrtn.com/history/#:~:text=Publicly%20traded%20on%20the%20NYSE,both%20acquisitions%20and%20internal%20investment.

27 https://www.noaa.gov/news-release/active-2021-atlantic-hurricane-season-officially-ends

28 https://www.ncei.noaa.gov/access/monitoring/monthly-report/national/202113

29 https://www.reuters.com/article/us-usa-weather-texas/cold-snap-leaves-one-dead-over-4-million-without-power-in-texas-idUSKBN2AF0OK

30 https://compuweather.com/unprecedented-heat-wave-shatters-records-in-the-pacific-northwest/

31 https://www.sec.gov/ix?doc=/Archives/edgar/data/0001316835/000156459022007980/bldr-10k_20211231.htm

32 https://www.blackrock.com/corporate/investor-relations/larry-fink-ceo-letter

33 https://eumultisiteprod-live-b03cec4375574452b61bdc4e94e331e7-16cd684.s3-eu-west-1.amazonaws.com/filer_public/85/bf/85bf98f6-27b6-4ff8-8e73-52a6838f575b/fidelity_voting_policy_2021_v17.pdf. Pages 40, 41.

34 https://corporate.vanguard.com/content/dam/corp/advocate/investment-stewardship/pdf/perspectives-and-commentary/ISCLRG_062020.pdf

35 Ibid.

36 https://www.blackrock.com/corporate/investor-relations/larry-fink-ceo-letter

37 https://www.sec.gov/Archives/edgar/data/0001316835/000119312522127678/d650787ddef14a.htm

38 https://www.sec.gov/Archives/edgar/data/0001316835/000119312522127678/d650787ddef14a.htm

39 https://sciencebasedtargets.org/about-us#:~:text=The%20Science%20Based%20Targets%20initiative%20(SBTi)%3A,with%20the%20latest%20climate%20science.

40 Ibid.

41 https://www.comparably.com/companies/builders-firstsource/competitors

42 https://sciencebasedtargets.org/companies-taking-action/

43 https://fortune.com/company/builders-firstsource/fortune500/#:~:text=RANK350&text=Formed%20in%201998%2C%20Builders%20FirstSource,and%20services%20in%20the%20U.S.

44 https://wwfint.awsassets.panda.org/downloads/power_forward_4_0.pdf. Pg 3.